Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Clever Leaves Holdings Inc. (the “Company”) on Form S-8 (No. 333-272963), S-8 (No. 333-241707), Form S-8 (No. 333-253644) and Form S-3 (No.333-262183) of our report dated April 1, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Clever Leaves Holdings Inc. as of December 31, 2023 and 2022 and for the years then ended, which report is included in this Annual Report on Form 10-K of Clever Leaves Holdings Inc. for the year ended December 31, 2023.

/s/ Marcum LLP

Marcum LLP
New York, NY
April 1, 2024